Exhibit 8.1

List of Significant Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation	Proportion of Ownership Interest Owned by China Life

China Life Asset Management Company Limited	The People’s Republic of China	60% (directly)

China Life Franklin Asset Management Company Limited (1)	Hong Kong	50%(2) (indirectly through affiliate)

China Life Pension Company Limited	The People’s Republic of China	74.27%(3) (directly and indirectly through affiliate)

China Life AMP Asset Management Co., Ltd.	The People’s Republic of China	85.03%(4) (indirectly through affiliate)

China Life Wealth Management Company Limited	The People’s Republic of China	60% (indirectly through affiliate)

(1)	Formerly known as China Life Asset Management (Hong Kong) Company Limited
(2)	AMC, which is 60% owned by us, owns 50%
(3)	We own 70.74% and AMC, which is 60% owned by us, owns 3.53%
(4)	AMC, which is 60% owned by us, owns 85.03%